                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                              (Amendment No.  )*


                             GRC International Inc.
                               (Name of Issuer)


                                 Common Stock
                        (Title of Class of Securities)

                                   36192210
                                (CUSIP Number)



Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13G

CUSIP No.    36192210

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Warburg, Pincus Counsellors, Inc.
          13-2673503

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]
                                                       (b) [ ]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

                        5.  SOLE VOTING POWER         744,000

NUMBER OF               6.  SHARED VOTING POWER        50,000
SHARES
BENEFICIALLY
OWNED BY
EACH                    7.  SOLE DISPOSITIVE POWER  1,064,000
REPORTING
PERSON                  8.  SHARED DISPOSITIVE POWER        0
WITH


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON     1,064,000

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9    11.69%

12.  TYPE OF REPORTING PERSON*

          Investment Advisor


                               *SEE INSTRUCTION

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549
                                 Schedule 13G
                   Under the Securities Exchange Act of 1934

Amendment No.:                                         Date: 1/22/96

Fee Being Paid:         No

Item 1 (a)    Name of issuer:      GRC International Inc.

Item 1 (b)    Address of issuer's principal executive offices:

              1900 Gallows Road
              Vienna, VA  22182

Item 2 (a)    Name of person filing:

              Warburg, Pincus Counsellors, Inc.

Item 2 (b)    Address of principal business office:

              466 Lexington Avenue
              New York, NY  10017

Item 2 (c)    Citizenship:    United States

Item 2 (d)    Title of class of securities:  Common Stock

Item 2 (e)    Cusip No.:      36192210

Item 3        Type of Person:          Investment Advisor

Item 4 (a)    Amount beneficially owned:     1,064,000

Item 4 (b)    Percent of class:    11.69%

Item 4 (c)  (i)   sole power to vote:      744,000

            (ii)  shared power to vote:     50,000

            (iii) sole power to dispose: 1,064,000

            (iv)  shared power to dispose:       0

Item 5    Ownership of 5 percent or less of a class:   Not Applicable

Item 6    Ownership of more than 5 percent on behalf of another person:
          Warburg, Pincus Counsellors, Inc. serves as Investment Advisor to many accounts. The securities which are the subject of this report are owned by our accounts. None of these accounts, individually, own more than 5% of the securities which are the subject of this report.

Item 7    Identification and classification of subsidiary:  Not Applicable

Item 8    Identification and classification of members of the group:  Not
          Applicable

Item 9    Notice of dissolution of the group:      Not Applicable

Item 10   Certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



                                          /s/Linda S. Iovan
                                             Linda S. Iovan
                                             Vice President